The Real Brokerage Inc.

(formerly ADL Ventures Inc.)

Interim Condensed Consolidated Financial Statements

September 30, 2020

(Unaudited)

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Unaudited Interim Condensed Consolidated Statements of Financial Position (In thousands of U.S. dollars)

		September 30,	December 31,
	Note	2020	2019
Assets
Cash	11	1,936	53
Restricted cash	11	44	43
Trade receivables	10	170	56
Other receivables		22	10
Related parties		-	-
Prepaid expenses and deposits		60	33
Current assets		2,232	195
Property and equipment	12	8	1
Right-of-use assets	12	215	212
Non-current assets		223	213
Total assets		2,455	408
Liabilities
Accounts payable and accrued liabilities		1,049	336
Other payables		58	40
Lease liabilities	16	85	122
Current liabilities		1,192	498
Lease liabilities	16	150	100
Loans and borrowings	14	172	-
Preferred shares	13	-	11,750
Accrued Stock-based Compensation		-	-
Non-current liabilities		322	11,850
Total liabilities		1,514	12,348
Deficit
Share premium	13	16,085	1,265
Stock-based compensation reserve		1,958	1,622
Deficit		(17,102)	(14,827)
Total deficit		941	(11,940)
Total liabilities and deficit		2,455	408
Commitments and contingencies	18
Subsequent events	20

Approved by the Board of Directors:

Tamir Poleg	Guy Gamzu
Director	Director

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (In thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended Sep 30,
	Note	2020	2019	2020	2019
Revenue	6	3,939	3,519	9,469	11,780
Cost of sales	7	3,198	3,094	8,063	10,404
Gross profit		741	425	1,406	1,376
Administrative expenses	7	988	679	2,254	2,084
Selling expenses	7	88	140	449	391
Research and development expenses	7	75	67	147	226
Other income		-	-	(1)	-
Operating loss		(410)	(461)	(1,443)	(1,325)
Listing expenses	5	-	-	803	-
Finance costs (income), net		12	440	29	443
Loss before tax		(422)	(901)	(2,275)	(1,768)
Net Loss		(422)	(901)	(2,275)	(1,768)
Total loss and comprehensive loss		(422)	(901)	(2,275)	(1,768)
Earnings per share
Basic and diluted loss per share	8	(0.013)	(0.030)	(0.026)	(0.042)

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Interim Condensed Consolidated Statements of Changes in Equity (In thousands of U.S. dollars)

				Stock-based
		Share	Share	compensation		Total
	Note	capital	premium	reserve	Deficit	equity
Balance, at January 1, 2019		-	1,265	1,134	(12,576)	(10,177)
Total loss and comprehensive loss		-	-	-	(1,768)	(1,768)
Equity-settled share-based payment		-	-	26	-	26
Balance, at September 30, 2019		-	1,265	1,160	(14,344)	(11,919)

Balance, at January 1, 2020		-	1,265	1,622	(14,827)	(11,940)
Total loss and comprehensive loss		-	-	-	(2,275)	(2,275)
Shares issued to former ADL shareholders	5	-	271	-	-	271
Increase in ADL shares and options	5 (i)	-	459	-	-	459
Shares issued via private placement	5 (ii)	-	1,588	-	-	1,588
Conversion of series A preferred shares	5 (iv)	-	11,750	-	-	11,750
Conversion of convertible debt	5 (v)	-	250	-	-	250
Exercise of stock options	5 (vi)	-	2	-	-	2
Shares issued via private placement	13	-	500	-	-	500
Equity-settled share-based payment		-	-	336	-	336
Balance, at September 30, 2020		-	16,085	1,958	(17,102)	941

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Interim Condensed Consolidated Statements of Cash Flows (In thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash flows from operating activities
Loss for the period	(422)	(901)	(2,275)	(1,768)
Adjustments for:
– Depreciation	17	17	66	85
– Equity-settled share-based payment transactions	139	(218)	336	26
– Listing expenses	-	-	459	-
– Finance costs (income), net	32	(49)	28	(12)
	(234)	(1,151)	(1,386)	(1,669)
Changes in:
– Trade receivables	(88)	117	(114)	(69)
– Other receivables	9	(18)	(12)	(9)
– Related parties	-	(120)	-	(120)
– Prepaid expenses and deposits	(27)	(1)	(27)	(25)
– Accounts payable and accrued liabilities	105	522	703	619
– Other payables	20	54	18	96
Net cash used in operating activities	(215)	(597)	(818)	(1,177)
Cash flows from investing activity
Change in restricted cash				(3)
Purchase of property and equipment	(7)	50	(7)	(6)
Net cash provided by (used in) investing activity	(7)	50	(7)	(9)
Cash flows from financing activities
Proceeds from private placement	443	-	2,031	-
Effect from Qualifying Transaction	-	-	321	-
Proceeds from issuance of convertible debt	-	-	250	-
Proceeds from loans and borrowings	-	-	172	-
Proceeds from issuance of preferred shares	-	300	-	1,000
Payment of lease liabilities	(31)	(8)	(64)	(83)
Net cash provided by financing activities	412	292	2,710	917
Net change in cash and cash equivalents	190	(255)	1,885	(269)
Cash, beginning of period	1,748	485	53	485
Fluctuations in foreign currency	(2)	(1)	(2)	13
Cash, end of period	1,936	229	1,936	229
Non-cash transactions
Conversion of series A preferred shares	11,750	-	11,750	-
Conversion of convertible debt	250	-	250	-
Increase in ROU against lease liabilities	69	-	69	-

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

1. General information

The Real Brokerage Inc. (formerly ADL Ventures Inc.) (“Real” or the “Company”) is a technology-powered real estate brokerage firm, licensed in over 22 states with over 1,200 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities.

The consolidated operations of Real include the wholly-owned subsidiaries of Real Technology Broker Ltd., Real Broker MA, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the laws of the state of Texas, and Real Brokerage Technologies Inc. (formerly Realtyka Tech Ltd.) incorporated on June 29, 2014 in Israel.

On June 5, 2020, the Company completed the “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (“TSX-V”) (see Note 5). Real’s common shares are listed on the TSX-V under the symbol REAX.

Effective June 17, 2020, the Company changed its registered office to 133 Richmond Street West, Suite 302, Toronto, Ontario M5H 2L3.

2. Basis of preparation

A. Statement of compliance

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on November 19, 2020.

B. Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

C. Significant judgments, estimates and assumptions

The preparation of Real’s unaudited interim condensed consolidated financial statements require management to make judgments, estimates and assumptions that effect the amounts reported. In the process of applying Real’s accounting policies, management was required to apply judgment in certain areas. Estimates and assumptions made by management are based on events and circumstances that existed at the unaudited interim condensed consolidated balance sheet date. Accordingly, actual results may differ from these estimates.

The significant judgments, estimates and assumptions in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

2. Basis of preparation (cont’d)

D. Basis for segmentation

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment. Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

The Company’s Chief Executive Officer is the chief operating decision maker, and regularly reviews operations and performance on an aggregated basis. The Company does not have any significant customers or any significant groups of customers.

3. Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The Company ‘controls’ an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date on which control commences until the date on which control ceases.

ii. Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way unrealized gains, but only to the extent there is no evidence of impairment.

4. Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020.

A. Changes in accounting policies

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” These amendments are effective January 1, 2020. The amendments to the definition of material and have not had a significant impact on the Company’s interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

4. Significant accounting policies (cont’d)

B. Future changes in accounting policies

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on the Company’s operations. Standards issued but not yet effective up to the date of issuance of these interim condensed consolidated financial statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

IAS 1, Presentation of Financial Statements (“IAS 1”)

In January 2010, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and is unaffected by expectations about whether or not an entity will exercise their right to defer settlement of a liability. The amendments further clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively.

The Company is currently evaluating the impact of these amendments on its interim condensed consolidated financial statements and will apply the amendments from the effective date.

5. Qualifying transaction

A. ADL Ventures Inc.

On June 5, 2020, Real completed its transaction with ADL Ventures Inc. (“ADL”), a capital pool company, incorporated under the Business Corporations Act (British Columbia), which constitutes the Company’s “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX-V.

On March 5, 2020, Real and ADL entered into a securities exchange agreement (the “Securities Exchange Agreement”) pursuant to which ADL would acquire all the issued and outstanding securities of Real as part of the Qualifying Transaction. The Securities Exchange Agreement provided for the acquisition of all the issued and outstanding common shares, warrants and options of Real by the Company in exchange for common shares and options of ADL. As a result of the Qualifying Transaction, ADL became the sole beneficial owner of all the outstanding securities of Real.

		Number of	Number of
	Note	options	shares	Value
ADL shares and options issued and outstanding		1,200	9,100	271
Effect of transaction with ADL:
Increase in value of ADL shares and options issued
to shareholders of ADL	i	-	-	459
Shares issued pursuant to private placement	ii	-	20,758	1,588
Shares and options issued to shareholders of Real	iii	5,671	42,144	1,187
Conversion of Real series A preferred shares	iv	-	68,460	11,750
Conversion of Real convertible debt	v	-	3,295	250
ADL options exercised	vi	-	675	2
Effect of transaction on share capital		6,871	144,432	15,507

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

5. Qualifying transaction (cont’d)

B. Transactions

i. Increase in value of ADL shares and options issued to shareholders of ADL

Accounting for the transaction under IFRS 2, Share-based payment arrangements, the fair value of the existing shares and options of ADL are increased by $459, with a corresponding increase in listing expenses (see Note C for further details).

ii. Shares issued pursuant to private placement

Concurrent with the Qualifying Transaction, Real raised $1,588 by way of a private placement of subscription receipts (the “Private Placement”). Each subscription receipt was exercisable into one common share, automatically, and upon completion of the Qualifying Transaction.

The common shares issued pursuant to the Private Placement are subject to a six-month regulatory hold period from the date of closing the Private placement, comprised of a four-month regulatory hold plus a two-month hold period based on contractual lock-up commitments of the subscribers.

iii. Shares and options issued to shareholders of Real

Real had 41,797 ordinary stock and 5,671 options exchanged for ADL common stock on a basis of 1 to 1.0083.

iv. Conversion of Real series A preferred shares

Immediately prior to the Qualifying Transaction, Real series A preferred shares were converted on a one-for-one basis into Real ordinary stock and exchanged for ADL common stock on a basis of 1 to 1.0083.

v. Conversion of convertible debt

On February 17, 2020 and March 31, 2020, Real raised an aggregate of $250 by way of convertible loan, with the principal amounts converted immediately prior to the closing of the transaction at a price per share of $0.07587 which was in turn exchanged into common shares on a basis of 1 to 1.0083.

vi. ADL options exercised

Subsequent to the transaction, 675 of the ADL options were exercised into common shares.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

5. Qualifying transaction (cont’d)

C. Reverse asset acquisition

ADL’s operations did not constitute a business and therefore the Qualifying Transaction is not within the scope of IFRS 3, Business combinations, however, the unaudited interim condensed consolidated financial statements are similar to those under reverse acquisition accounting, with the exception of no goodwill arising on combination. The difference between the fair value of the shares issued by the acquirer and the fair value of the acquiree’s identifiable net assets represents a service of listing for its shares under IFRS 2, Share-based payments and recognized as an expense in the unaudited interim condensed consolidated statements of loss and comprehensive loss.

The consideration transferred for the acquisition is as follows:

C. Reverse asset acquisition (cont’d)

Fair value of 9,100 post-consolidated ADL shares	696
Fair value of 1,200 post-consolidated ADL options	34
Total value to shareholders	730
Less: recognized assets acquired	(321)
Add: identifiable liabilities assumed	50
Listing expenses	459

Additional $344 expenses for professional fees relating to the Qualifying Transaction were included in Listing expenses in the unaudited interim condensed consolidated statements of loss and comprehensive loss (September 30, 2019 - $nil).

6. Revenue

	Three months ended Sept 30,		Nine months ended Sept 30,
	2020	2019	2020	2019
Major service lines
Commissions	3,915	3,474	9,382	11,632
Subscriptions	15	14	38	48
Other	9	31	49	100
Total revenue	3,939	3,519	9,469	11,780
Timing of revenue recognition
Products transferred at a point in time	3,915	3,474	9,382	11,632
Services transferred over time	15	14	38	48
Revenue from contracts with customers	3,930	3,488	9,420	11,680
Other revenue	9	31	49	100
Total revenue	3,939	3,519	9,469	11,780

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

7. Expenses by nature

	Three months ended Sep 30,		Nine months ended September 30,
	2020	2019	2020	2019
Commissions to agents	3,198	3,094	8,063	10,404
General and administrative	188	329	528	653
Consultancy	444	188	896	484
Advertising	88	140	449	391
Research and development	75	67	147	226
Salaries and benefits	152	3	331	246
Stock Based Compensation	139	(218)	336	26
Depreciation	10	3	59	85
Dues and subscriptions	25	43	47	130
Travel	14	-	26	-
Other	6	2	10	61
Occupancy costs	10	(62)	21	8
Total cost of sales, selling expenses, administrative and research and development expenses	4,349	3,589	10,913	12,714

8. Loss per share

A.  Weighted average number of ordinary shares

	Three months ended September 30,		Nine months ended September 30,
In thousands of shares	2020	2019	2020	2019
Issued ordinary shares at beginning of period	144,434	41,797	41,797	41,797
Effect of Qualifying Transaction	-	-	43,827	-
Effect of Private Placement	1,012	-	340	-
Weighted-average number of ordinary shares at September 30,	145,446	41,797	85,964	41,797

B. Diluted earnings per share

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period. The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

9. Share-based payment arrangements

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

A. Description of share-based payment arrangements

i. Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based for the exercise price as determined at grant date.

The key terms and conditions related to the grants under these programs are as follows; all options are to be settled by physical delivery of shares.

B. Measurement of fair values

	Number of		Contractual
Grant date	instruments	Vesting conditions	life of options
On March, 2019	30	Immediate	4 years
On March, 2019	283	Quarterly vesting	3 years
On July, 2019	3,523	25% on first anniversary, then quarterly vesting	4 years
On January, 2020	60	25% on first anniversary, then quarterly vesting	4 years
On March, 2020	244	Immediate	4 years
On March, 2020	100	Quarterly vesting	3 years
On March, 2020	280	25% on first anniversary, then quarterly vesting	4 years
On June, 2020	2	Quarterly vesting	5.6 years
On June, 2020	3	Immediate	5.6 years
On June, 2020	4,000	25% on first anniversary, then quarterly vesting	10 years
On June, 2020	450	50 immediately, then quarterly vesting	10 years
On June, 2020	1,400	400 immediately, then quarterly vesting	10 years
On June, 2020	1,123	1 year	10 years
On June, 2020	50	Immediate	10 years
On June, 2020	900	Immediate	7.8 years
On September, 2020	50	Immediate	5.8 years
On September, 2020	499	Quarterly Vesting	5.8 years

	12,997

9. Share-based payment arrangements (cont’d)

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

The fair value of the stock-options has been measured using the Black-Scholes formula which was also used to determine the Company's share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

	September 30,	December 31,
	2020	2019
Share price	$ 1.65	$0.13
Exercise price	$0.10 to $0.95	$0.13
Expected volatility (weighted-average)	65.0% to 66.1%	66.1%
Expected life (weighted-average)	3 to 10 years	4 years
Expected dividends	–%	–%
Risk-free interest rate (based on government bonds)	1.38%	2.14%

Expected volatility has been based on an evaluation of based on a comparable companies’ historical volatility of the share price, particularly over the historical period commensurate with the expected term.

C. Reconciliation of outstanding stock-options

				Weighted-
		Weighted-average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	September 30,	September 30,	December 31,	December 31,
	2020	2020	2019	2019
Outstanding at beginning of period (year)	5,791	$0.13	5,107	$0.13
Granted	8,936	$0.25	684	$0.13
Exercised	(890)	$(0.10)	-	$-
Outstanding at end of period (year)	13,837	$0.20	5,791	$0.13
Exerciseable at period (year)	2,625		470

The stock-options outstanding as at September 30, 2020 had an average exercise price of $0.20 (December 31, 2019: $0.13) and a weighted-average contractual life of 3.6 years (December 31, 2018: 4 years).

ii. Restricted share unit plan

On September 21, 2020, the Company established a restricted share unit plan. Under the plan agents are eligible to receive restricted share units (“RSU’s”) that vest as common shares of Real. The RSU’s are earned in recognition of personal performance and ability to attract agents to Real. The expense recognized in relation to these awards for the period ended September 30, 2020 was $4 and is recorded in stock-based compensation expense on the income statement.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

9. Share-based payment arrangements (cont’d)

RSU’s purchased in the agent stock purchase plan are based on a percentage of commission withheld to purchase stock. These RSUs are expensed in the period in which those awards are deemed to be earned with a corresponding increase in liability. All awards under this plan are subject to a 12-month holding period. The liability will be classified into equity after the 12-month holding period has passed. The company will grant an additional 25% of shares as a bonus after the 12-month holding period has passed. The bonus RSUs are expensed in the period the original award is deemed earned with a corresponding increase in stock-based compensation reserve.

RSUs earned for capping and attracting and elite agent awards are earned in recognition of personal performance conditions and are subject to a 3-year vesting period. The company recognizes this expense during the applicable vesting period based upon the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve.

10. Trade receivables

	September 30,	December 31,
	2020	2019
Trade receivables	202	64
Less: allowance for trade receivables	(32)	(8)
Trade receivables	170	56

Information about the Company’s exposure to credit and market risks, and impairment losses for trade receivables is included in Note 17(ii).

11. Cash

	September 30,	December 31,
	2020	2019
Bank balances	1,936	53
Restricted cash	44	43
	1,980	96

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

12. Property and equipment and right-of-use assets

			Furniture
	Right-of-use	Computer	and
	assets	equipment	equipment	Total
Cost
Balance at December 31, 2019	433	21	65	519
Additions	69	4	4	77
Balance at September 30, 2020	502	25	69	596
Accumulated depreciation
Balance at December 31, 2019	221	21	64	306
Depreciation	66	-	-	66
Balance at September 30, 2020	287	21	64	372

Carrying amounts
At December 31, 2019	212	-	1	213
At September 30, 2020	215	4	5	224

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

13. Capital and reserves

A.  Share capital and share premium

				Non-redeemable
		Ordinary shares		preference shares
		September 30,	December 31,	September 30,	December 31,
	Note	2020	2019	2020	2019
In issue at beginning of period (year)		1,187	1,187	11,750	10,750
Issued for cash		-	-	-	1,000
Conversion	5	11,750	-	(11,750)	-
Private placement	5	1,588	-	-	-
ADL shares	5	730	-	-	-
Conversion of convertible debt	5	250	-	-	-
Exercise of stock options	5	2	-	-	-
Private placement	13	443	-	-	-
In issue at end of period (year) – fully paid		15,950	1,187	-	11,750
Authorized (thousands of shares)		Unlimited	123,000	66,000	66,000

All ordinary shares rank equally with regards to the Company’s residual assets. Preference shareholders participate only to the extent of the face value of the shares.

i. Preferred shares

During 2019, the Company completed a private placement of 7,143 series A preferred shares at a price of $0.14. The fair value of preferred shares issued were $1,000.

During 2020, the Company completed the Qualifying Transaction (Note 5) whereby the 68,460 series A preferred shares were converted into common shares.

ii. Private Placement

On August 12, 2020, Real raised an aggregate of $500 ($665 CAD less customary expenses) by way of a non -brokered private placement of 1,900 common shares at a price of $0.35 CAD per common share. The common shares issued in the non-brokered private placement will be subject to a four-month hold period and a six-month contractual lock-up.

14. Loans and borrowings

i. Paycheck Protection Program Loan

On May 5, 2020, the Company entered into a loan agreement with JPMorgan Chase Bank as the lender (“Lender”) in an aggregate principal amount of $172 (“PPP Loan”) as part of the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The PPP Loan is evidenced by a promissory note.

Subject to the terms of the promissory note, the PPP Loan bears interest at a rate of 1% per annum, with the first six months of interest deferred, has a term of 2 years, and is unsecured and guaranteed by the Small Business Administration. The Company has applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent and mortgage obligations, and covered utility payments incurred by the Company during a predefined period as determined by the CARES Act

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

15. Capital management

Real defines capital as its equity. The Company’s objective when managing capital is:

– to safeguard the ability to continue as a going concern, so that it can continue to provide returns to shareholders and benefits to other stakeholders; and

– to provide adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk.

The Company sets the amount of capital in proportion to the risk. Real manages its capital structure and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell asset to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended September 30, 2020 and 2019.

16. Lease liabilities

	September 30,	December 31,
	2020	2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	90	124
One year to five years	181	106
Total undiscounted lease liabilities	271	230
Lease liabilities included in the balance sheet	235	222
Current	85	122
Non-current	150	100

17. Financial instruments – Fair values and risk management

The Company has exposure to the following risks arising from financial instruments:

– credit risk (see (ii));

– liquidity risk (see (iii)); and

– market risk (see (iv)).

i. Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk and market risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within Board approved policies and guidelines.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

17. Financial instruments – Fair values and risk management (cont’d)

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company. The Company’s audit committee oversees how management monitors compliance with the risk management policies and procedures and review the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. To mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

The risk management committee has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and terms and conditions are offered.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral. As at September 30, 2020, the exposure to credit risk for trade receivables of $85 is limited to U.S. only and there is no material receivables from other geographical region.

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii. Liquidity risk

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

17. Financial instruments – Fair values and risk management (cont’d)

iv. Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are U.S. dollars and Israeli Shekels.

Exposure to currency risk

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows.

	September 30,	December 31,
	2020	2019
US	201	64
Other regions	-	-
	201	64

The following significant exchange rates have been applied.

		Average rate	Period-end spot rate
	September 30,	December 31,	September 30,	December 31,
	2020	2019	2020	2019
ILS 1	0.29	0.28	0.29	0.29

Sensitivity analysis

A reasonably possible strengthening (weakening) of the U.S. dollar or Israeli shekel against all other currencies as at September 30, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular, interest rates, remain constant and ignores any impact of forecast sales and purchases.

		Average rate	Year-end spot rate
	Strengthening	Weakening	Strengthening	Weakening
September 30, 2020
ILS (5% movement)	-	-	-	-
December 31, 2019
ILS (5% movement)	101	(101)	94	(94)

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

18. Commitments and contingencies

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

19. Related parties

Executive officers participate in the Company’s stock option program (see Note 9(A)(i)). Furthermore, real estate agents of the Company are entitled to participate in the stock option program if they meet certain eligibility criteria. Directors or Officers of the Company control 20% of the voting shares of the Company.

	September 30,	September 30,
	2020	2019
Salaries and benefits	488	327
Short-term employee benefits	6	4
Consultancy	44	10
Share-based payments	336	26
	874	367

20. Subsequent events

A. Coronavirus (“COVID-19”)

Since December 31, 2019, the outbreak of the novel string of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material interruption to businesses, resulting in a global economic slowdown.

The global equity markets have experienced significant volatility and weakness, with the government and central bank reacting with significant monetary and fiscal interventions designed to stabilize the economic conditions. The duration and impact of COVID-19 is unknown, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of those developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.